24-10062


03028966

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A


SEC MAIL PROCESSING
RECEIVED
AUG - 6 2003
183
WASH, D.C. SECTION

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

EMO CORPORATION
(Exact name of issuer as specified in its charter)


PROCESSED
AUG 07 2003
THOMSON FINANCIAL

Nevada
(State or other jurisdiction of incorporation or organization)

101-1110 Center Street N., Calgary, Alberta T2E 2R2
(403) 668-5593
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Ralph Kinkade
1233 Spartan Avenue
Carson City, Nevada 89701
(775) 841-9735
(Name, address, including zip code, and telephone number, including area code, of agent for service)

________	86-1033275
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON THE ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

WM

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Peter Wojcik,

Business: 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Residential: 3540 Basswood Grove, Regina Saskatchewan S4V 2T5

Dan Pacholik

Business: 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Residential: 107 Silversprings Rise NW, Calgary, Alberta T3B 4A1

John Bracaglia,

Business: 540-100 Alexis Nihon, St Laurent, Quebec, H4M 2P1

Residential:

Danuta Wojcik

Business: 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Residential: 9 Palmer Crescent, Emerald Park, Saskatchewan S4L 1A3

Robert Orr

Business: 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Residential: Suite 368 – 305 – 4625 Varsity Dr. NW, Calgary, Alberta, T3A 0Z9

(b) the issuer's officers;

President & Chief Executive Officer :

Peter Wojcik,

Business: 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Residential: 3540 Basswood Grove, Regina Saskatchewan S4V 2T5

Vice President & Chief Marketing Officer

Juan Lorenzo Guiterez

Business: 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Residential: 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Chief Operations Officer & Public Relations

Dan Pacholik,

Business: 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Residential: 107 Silversprings Rise NW, Calgary, Alberta T3B 4A1

Chief Financial Officer:

Robert Orr

Business: 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Residential: Suite 368 – 305 – 4625 Varsity Dr. NW, Calgary, Alberta T3A 0Z9

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Peter Wojcik, 13.09%

3540 Basswood Grove, Regina Saskatchewan S4V 2T5

Leonna Wojcik 12.32%

3540 Basswood Grove, Regina Saskatchewan S4V 2T5

Wladyslaw Wojcik 8.38%

9 Palmer Cres., Emerald Park, Saskatchewan S4N 4Y5

Danuta Wojcik 9.12%

9 Palmer Cres., Emerald Park, Saskatchewan S4N 4Y5

InTech Ventures Corporation 12.32%

101-1110 Center Street N., Calgary, Alberta T2E 2R2

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Peter Wojcik, 13.09%

3540 Basswood Grove, Regina Saskatchewan S4V 2T5

Leona Wojcik 12.32%

3540 Basswood Grove, Regina Saskatchewan S4V 2T5

Wladyslaw Wojcik 8.38%

9 Palmer Cres., Emerald Park, Saskatchewan S4N 4Y5

Danuta Wojcik 9.12%

9 Palmer Cres., Emerald Park, Saskatchewan S4N 4Y5

Dan Pacholik (as controlling shareholder of InTech Ventures Corporation) 12.32%

101-1110 Center Street N., Calgary, Alberta T2E 2R2

(f) promoters of the issuer;

Peter Wojcik, 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Dan Pacholik, 101-1110 Center Street N., Calgary, Alberta T2E 2R2

(g) affiliates of the issuer;

Peter Wojcik, 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Dan Pacholik, 101-1110 Center Street N., Calgary, Alberta T2E 2R2

John Bracaglia, 540-100 Alexis Nihon, St Laurent, Quebec, H4M 2P1

Robert Orr, 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Danuta Wojcik, 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Juan L. Guiterez, 101-1110 Center Street N., Calgary, Alberta T2E 2R2

(h) counsel to the issuer with respect to the proposed offering;

The O'Neal Law Firm, P.C., Attention William D. O'Neal, 668 North 44th Street, Suite 233, Phoenix, Arizona 85008

(i) each underwriter with respect to the proposed offering;

N/A

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners; and

N/A

(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No person identified in Item 1 above is subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer:

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The proposed offering does not involve the sale of any securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities are to be offered to investors residing in Mexico and Canada. No securities are to be offered in any state within the United States.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

EMO Corporation

(2) the title and amount of securities issued;

Common Stock/6,000,000 shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

6,000,000 shares of the common stock of R Online Systems, Inc. pursuant to the terms of that certain Share Exchange Agreement dated May 16, 2003 by and between EMO Corporation, R Online Systems, Inc. and its shareholders (See Exhibit 3.3).

(4) the names and identities of the persons to whom the securities were issued.

See Exhibit 3.4

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(2) and Regulation D of the Securities Act

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Company is not contemplating any other offering of its securities at this time.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

N/A

(2) To stabilize the market for any of the securities to be offered;

N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this Form 1-A.

PART II — OFFERING CIRCULAR

* * * * * * * * * * * * * * * * * * * *

COVER PAGE

EMO CORPORATION
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock

Maximum number of securities offered: 2,000,000

Minimum number of securities offered: N/A

Price per security: $1.00

Total proceeds: If maximum sold: $2,000,000 If minimum sold: $ N/A
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public?
NO

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.

[X] Is in the development stage.

[ ] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
N/A	N/A	N/A

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 49 pages.

THE COMPANY

1. Exact corporate name: EMO CORPORATION

   State and date of incorporation: Nevada/July 11, 2001

   Street address of principal office: 101-1110 Center Street N., Calgary, Alberta T2E 2R2

   Company Telephone Number: (403) 276-8750

   Fiscal year: December 31
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   Dan Pacholik

   Telephone Number (if different from above):

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) The Company was incorporated on July 11, 2001. The Company is a development stage business with a limited operating history. Companies in an early stage of development frequently encounter many risks, expenses and difficulties. The risks faced by the Company include, but are not limited to, the need to continue to raise debt and/or equity capital, a new and evolving business model and the management of growth. To address these risks, the Company must, among other things, continue to develop the strength and quality of its operations, maximize the value delivered to clients, respond to competitive developments and continue to attract, retain and motivate qualified employees and managers. If the Company is not successful, its business, results of operations and financial condition will be materially and adversely affected.

   (2) The expansion and development of the Company's business will require significant additional capital. The Company will need to secure financing in order to fund its operations. The Company may be unable to raise additional capital on acceptable terms, or at all. If the Company is unable to raise additional capital, its business will be significantly harmed, including its ability to meet its operating capital requirements and to compete successfully. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit the Company's operating flexibility with respect to certain business matters. If

additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's existing stockholders will be reduced, its stockholders may experience additional dilution in net book value per share, and such equity securities may have rights, preferences or privileges senior to those of the Company's existing stockholders.

(3) The Company intends to grow its business internally. Any such growth will increase the demands on the Company's management, operating systems and internal controls. The Company's existing management resources and operational, financial, human and management information systems and controls may be inadequate to support existing or expanded operations. The Company may be unable to manage growth successfully. If the Company grows but is unable to successfully manage such growth, its business will suffer and its capacity for future growth will be significantly impaired. Because of these factors, the Company may be unable to predict with any degree of accuracy its future ability to grow or rate of growth.

(4) The internet lottery market is highly competitive. The Company believes that competition will intensify and increase in the future. The Company's competitors include other providers of similar services. Since the Company is recently formed, has a limited history of business operations and has not previously raised significant capital, virtually all of these competitors enjoy substantial competitive advantages, such as:

- existing services and experience in the marketplace;
- greater name recognition and larger marketing budgets and resources;
- established marketing and customer relationships; and
- substantially greater financial, technical and other resources.

As a result, these competitors may be able to respond more quickly and effectively than the Company to new or changing opportunities, technologies or customer requirements. Existing or future competitors may develop or offer products that provide price, service, number or type of providers or other advantages over those the Company intends to offer. In addition, there are no significant barriers to new competitors entering the market place. If the Company fails to compete successfully against current or future competitors with respect to these or other factors, its business, financial condition, and results of operations may be materially and adversely affected.

(5) Because the Company's future profitability is dependent on the state of the overall stock market and national economy, any material fluctuation in the marketplace could result in the business failing.

(6) Interruptions to the Company arrangements with its clients may have an adverse effect on its ability to operate.

(7) If the Company clients were to become bankrupt, the Company could be left with unpaid fees for services performed. Any termination or impairment of clients' ability to continue operation would prevent the Company from implementing its business plan, thereby limiting its profitability and decreasing the value of its stock.

(8) The Company might seek to compensate providers of services by issuance of stock in lieu of cash. Any such stock issuance would dilute ownership interests of the shareholders. For example, it is possible that the Company would grant stock or stock options to compensate its executives and employees. Whether or not the Company's cash assets prove to be inadequate to meet its operational needs, the Company might seek to compensate providers of services by issuance of stock in lieu of cash, which would have a dilutive effect on the ownership interests of shareholders.

(9) The Company's major shareholders could sell their control block to an outside party resulting in a majority of the voting power being transferred to the purchaser(s). The result could be that new shareholder(s) would control the Company and persons unknown could replace the Company management. It is uncertain whether any such new management would continue to implement the Company's current business plan.

(10) The Company will be heavily dependent upon management's entrepreneurial skills and experience to implement its business plan and may, from time to time, find that the inability to devote full time and attention to its affairs will result in delay(s) in progress towards the implementation of its business plan or in a failure to implement its business plan. Management intends to devote approximately 100% of their time to the Company. Moreover, the Company does not have an employment agreement with any members of management and as a result, there is no assurance that current management will continue to manage its affairs in the future. Nor has the Company obtained a key man life insurance policy on the current members of management. The Company could lose the services of any one of the current members of management who could decide to join a competitor or otherwise compete directly or indirectly with the Company, which would have a significant adverse effect on its business and could cause the price of its stock to be significantly decline in value.

(11) The internet gaming market is subject to various and often extensive state, federal and international regulation which often changes without notice. The cost of complying with these various regulatory schemes could have a significant adverse and material effect upon the Company. The failure to comply with such regulatory requirements could result in the Company having to suspend or cease its operations until such time the Company complies with any such regulations.

(12) The Company may make investments in or acquire complementary products, technologies and businesses, or a business completely unrelated to the Company's current business plan. Acquisition of a completely unrelated business would result in a change of business not contemplated by existing shareholders. The Company may consider a future financing or business combination that, because of the size of the related stock issuance, would result in a majority of the voting power being transferred to third parties. The result could be that new shareholder(s) would control the Company and persons unknown could replace the Company management. It is uncertain whether any such replacements would continue to implement the Company's current business plan and in any event may result in a new management team not considered by existing shareholders. In such case, an investor could not only lose its entire investment, but could lose its entire investment on a business

decision it did not have the opportunity to evaluate at the time of investing in the Company. The Company has had no discussions with third parties regarding business opportunities and there currently are no business acquisitions that are probable.

(13) If the Company acquires a company, it could face difficulties in assimilating that company's personnel and operations. Acquisitions also involve the need for integration into existing administration, services marketing, and support efforts. These acquisitions and investments could disrupt its ongoing business, distract management and employees and increase its expenses. The Company cannot predict the extent to which its liquidity and capital resources will be diminished prior to consummation of a business combination or whether its capital will be further depleted by the operation losses (if any) of a business entity that is acquired. In addition, the key personnel of the acquired company may decide not to work for the Company. Any amortization of goodwill or other assets, or other charges resulting from the costs of these acquisitions, could increase the Company operating costs.

(14) There is no assurance that the Company will provide a return on investment in the future. The Company is in the early stages of development and could fail before implementing its business plan. The Company has not achieved profitability, and expects to incur net losses for the foreseeable future. As a result of the Company's limited operating history, it is difficult to accurately forecast its potential revenue, and there is no meaningful historical financial data upon which to base planned operating expenses. The Company is a relatively young company with no history of earnings or profits, its revenue and income potential is unproved and its business model is still emerging.

(15) The Company's ultimate success may depend on its ability to raise additional capital. Failure to raise the necessary funds in a timely fashion will severely limit the Company's operations and it would be unable to implement its business plan. If the Company raises additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the rights of its common stock and its stockholders may experience additional dilution. In the event of a bankruptcy in either case shareholders could lose their entire investments. If necessary, management shall provide the necessary capital to meet the Company's needs for the next six (6) months from their personal funds. No commitments to provide additional funds beyond the next six (6) months have been made by management or other shareholders. When additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company.

(16) There is currently no trading market for the Company's securities, and there is no assurance that any trading market in the Company's securities will develop. Because the Company's securities have not been registered for resale under the blue sky laws of any state, the holders of such shares and those persons desiring to purchase them in any trading market that may develop in the future should be aware that there may be significant state blue sky law restrictions on the ability of investors to sell and on purchasers to buy the Company securities. Investors may be unable to sell their stock in the Company. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. Investors may be unable to resell their stock without the significant expense of state registration or

qualification.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

R Online Systems Inc. is a software developer of games of chance, namely electronic lottery products for lottery organizations around the world. The company's business model is to establish itself as a technical service provider to lottery organizations around the world. R Online's services for the lottery organizations include the design, development, and management of electronic games of chance. R Online Systems is the developer of the Global Lottery System. The Global Lottery System is an advanced client-server software environment the best suited for supplying the games of chance to customers via Internet.

The product lineup consists of instant scratch & win and lotto 6/49, customers can purchase their lottery ticket on a website and/or other electronic devices connected to the Internet.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The products are cellular lottery games, and web based lottery games. The cellular games consist of a lotto 6/49 and bingo game. On the web portal the customer would be able to purchase a lotto 6/49 tickets and play any instant scratch & win type games. The cellular software has been retail tested and working in Canada. The web lottery products have undergone beta testing and are in final stages of testing prior to retail launch.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

R Online's market focus is on South America and Mexico. Each country has its own lottery organizations with its own potential markets. The company works with the national lotteries to enhance their product selections and thus increase revenues for social assistance programs in those countries. R Online is focused on lottery organizations that are in need of new products and are looking for a new and innovate way to deliver the products. The Internet has proven to be a valuable tool as a medium of communication. With the Internet, electronic lottery products can be marketed and delivered to potential customers worldwide. The geographic area of distribution is dependent on jurisdictional compliance, availability of Internet services to the local population and the willingness by the population to participate in electronic lotteries.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Competitive strategies include product offerings for wireless and Internet driven delivery platforms with advanced technology in place to deliver electronic lottery games. The price for the electronic lottery products and its prizes will be authorized by the national lottery. The system has a number of advantages compared to other similar systems. These include strong security features, highly modular and distributed architecture, ease of expansion and modification, full screen utilization, rapid response times over slow communication lines, no requirement for client software and browser plug-in installation, and the ability

5. Trade shows, conferences

R Online's inherently advantageous position as the supplier of Internet electronic lottery products will be sustained/maintained by vigorous marketing approaches which draw upon the advantages of proven methods and general allocation trends.
The web lottery site will be accessible in each country's native/primary/official language. Translation of the National Lottery portal into multi national languages will attract a global audience. Our global Internet marketing will focus on the top ten portals in the targeted countries. We will use both Internet and Traditional Marketing tools to reach the highest-ranked portals such as America Online, Yahoo!, GoTo.com, and MicrosoftNetwork.

Negotiations with major portal companies are currently underway to ensure R Online's promotional presence is well established. Ensuring long-term, stable relationships and "shelf life" with major portals is another vital and necessary objective.

In addition, the following media will strengthen and support our marketing initiatives and company strategy:

- Newspapers
- Magazines
- Billboards
- Radio
- Television

Effective, vigorous marketing is ultimately reinforced by the key role of data mining for analysis of pertinent player information to determine specific needs and wants of our global customer base. Based on such analyses, special promotions can be undertaken to reinforce our existing customer base and attract new customers.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ___N/A
(a recent date)

N/A
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

to handle large number of game playing clients at the same time. The system is designed for integration with multiple media devices such as Video Lottery Terminals, cell phones, hand held terminals, etc.

The competition is numerous and financially wealthy. R Online's ability to compete in these markets will be driven by the ability of R Online's executive team to negotiate the necessary permits from the local governments to operate electronic lotteries. Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The basic marketing approaches fall into two identifiable categories: Internet Marketing and Traditional Marketing. Responsibility for marketing will be allocated in house and on a contracted basis with specific, reputable companies based on ongoing research.

Internet Marketing Tools

1. Web link & reference management
2. Paid banner ads, buttons & links
3. E-mail communication programs
4. Paid sponsorships & premier positions
5. Online PR / Press releases
6. Other programs

Traditional Marketing Tools

1. Paid print, display ads – newspapers, magazines, and billboards
2. Paid broadcast, TV, radio
3. Direct mail
4. Sweepstakes & contests

N/A

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Company's present employees includes three executive positions and the company is in process of hiring the following staff:

Administrative position 1

Technical – Developers 3-4, Graphics 1, Webmaster 1

Management 2

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Currently the company does not own any real estate.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

100% of the company's intellectual property is owned by the company. The company will apply for patents upon launch of product. Currently the master and backup copies and all related material reside with the CEO, in a bank vault.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

N/A

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

R Online Systems, Inc.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company was incorporated in the State of Nevada on July 11, 2001, Its only operations consisted of seeking a merger or acquisition candidate. On May 15, 2003, the shareholders of the Company authorized a forward split of 10 shares of common stock for every one share of common stock of the Company held by its shareholders as of that date. On May 16, 2003, the Company entered into a Stock Exchange Agreement with R Online Systems, Inc., a company organized under the laws of the Province of Saskatchewan, Canada ("ROS") whereby the Company acquired 100% of the common stock of ROS in exchange for 6,000,000 shares of the common stock of the Company. The Company's sole officer and director resigned and was replaced with the directors and officers of ROS set forth herein.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished

(1)	Launch First Portal	Permit from One Country	120 days
(2)	Launch Cell Portal	Wireless telco Agreement	180 days

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12).

Failure to achieve our milestones would result in a delay in growth of the Company's business and would have a material affect upon our liquidity and our ability to operate as a going concern.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
   (If losses, show in parenthesis.)

   Total ($108,451)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   N/A

   Offering Price Per Share = ____________________ (price/earnings multiple)

Net After-Tax Earnings Last
Year Per Share

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$ (111,715.50)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

N/A

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 12.82 %

If the minimum is sold: N/A

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $15,600,000.00*

If the minimum is sold: N/A

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: N/A.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

		If Minimum Sold Amount	If Maximum Sold Amount
	Total Proceeds	N/A	$2,000,000
2	Less: Offering Expenses		$45,000
1	Legal & Accounting		$25,000
	Net Proceeds From Offering		$1,930,000
	Use of Net Proceeds		
3	Purchase of Demonstration S/W		$ 50,000
4	License Fees for first Country		$ 500,000
5	Launch Hosted Service Infrastructure		$ 135,000
6	Marketing/Advertising Agreement Portal		$ 350,000
7	Monthly Income Tax reserve for licensor		$ 90,000
8	System Pre-launch audit		$ 75,000
9	Salaries/ Consultants Fees		$ 245,000
10	6/49 Hardware purchase / Production		$ 175,000
11	Second license Payment		$250,000
12	General & Administrative		$ 60,000
	Total Use of Net Proceeds		$1,930,000

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

See corresponding numbers next to each item.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

    N/A

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

    The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of: February 28, 2003	As Adjusted Minimum	Maximum
Debt:			
Short-term debt (average interest rate 0%)	$76,786	N/A	$76,786
Long-term debt (average interest rate ___%)	$108,070	N/A	$108,070
Total debt	$184,856	N/A	$184,856
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in	$(112,788)	N/A	$1,887,212

order of preferences)
Common

Common stock — par or stated value	$.001	$1.00
Additional paid in capital	$792,655	$2,000,000
Retained earnings (deficit)	$(905,443)	$(905,443)
Total stockholders equity (deficit)	(112,788)	$1,887,212
Total Capitalization	$72,068	$2,792,655

Number of preferred shares authorized to be outstanding: N/A

Number of Class of Preferred	Par Value Shares Authorized	Per Share
N/A	N/A	N/A

Number of common shares authorized: 25,000,000 shares. Par or stated value per share, if any: $0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: _______ shares. N/A

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

    [X] Common Stock
    [ ] Preferred or Preference Stock
    [ ] Notes or Debentures
    [ ] Units of two or more types of securities composed of:
    ____
    [ ] Other: ______________________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ______________________

    Explain:

16. Are the securities convertible? [ ] Yes [X] No
    If so, state conversion price or formula.
    Date when conversion becomes effective: ____/____/____
    Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: N/A

    (1) What is the interest rate? ________%
    If interest rate is variable or multiple rates, describe: ______________________

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ________________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

Describe: ____

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices:

____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No

Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $0

How much indebtedness is junior (subordinated) to the securities? $ 0

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

N/A

Last Fiscal Year N/A

		Actual	Pro Forma Minimum	Maximum
"Earnings" / "Fixed Charges"	=	______	______	______
If no earnings show "Fixed Charges" only		______	______	______

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: N/A

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: N/A

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ____________ N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: N/A

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

    N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

    N/A

    Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Peter Wojcik	Name:	Dan Pacholik
Address:	101-1110 Center Street N.	Address:	101-1110 Center Street N.

	Calgary, Alberta		Calgary, Alberta
Telephone No.:	(306) 537-5343	Telephone No.:	(403) 276-8750

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

    This offering is not limited to a special group and the certificates will bear no restrictive legend.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

    N/A

    (b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

    N/A

    Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

    N/A

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

    Currently, all outstanding shares are restricted securities. Said shares shall be eligible to have such restriction removed upon opinion of counsel two years from the date of issuance pursuant to Rule 144(k) of the Securities Act of 1934.

    Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock

or redeemed any securities, explain how much and when:

N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President & Chief Executive Officer

Name: Peter Wojcik Age: 32

Office Street Address:
101-1110 Center Street N.

Calgary, Alberta T2E 2R2 Telephone No.: (306) 537-5343

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

New Millennium Technologies Inc., President & CEO 1996 – January 01, 2003

- founded the company in 1996 and reached sales of over one million annually.

R Online Systems Inc., President & CEO 2001 – present

- Founded the company in 2001, developed the company's business model and heads the company.

Education (degrees, schools, and dates):

University of Regina, Bachelor of Arts (Advanced), 1995

Holy Cross High School, Grade 12 Diploma, 1989

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Vice President: Title: Vice President & Chief Marketing Officer

Name: Juan Lorenzo Guiterez Age: 35

Office Street Address:
101-1110 Center Street N.

Calgary, Alberta T2E 2R2 Telephone No.: (403) 668-5593

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

EsMas.com - Financial Marketing Analyst (1999-2001)

Dried Products of Mexico – President & CEO (2001-present)

Education (degrees, schools, and dates):

Universidad Panamericana – Industrial Engineer (1985-1990)

Universidad La Salle / Financial –Stock Market Analyst (1991-1993

Also a Director of the Company [ ] Yes [X] No Observer

Indicate amount of time to be spent on Company matters if less than full time: Full Time

31. Chief Operating Officer: Title: Chief Operating Officer

Name: Dan Pacholik Age: 47

Office Street Address:
101-1110 Center Street N.

Calgary, Alberta T2E 2R2 Telephone No.: (403) 276-8750

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Greenview Financial Corp. – President & CEO – Private Financial Consulting firm financing early stage private and public companies - 1996-2000

Lambus Enterprises Inc.- President & CEO - CDNX Pubco- 1998-2002

Thrust Capital Corp. – Chief Financial Officer – CDNX Pubco – 2001-Present

Intech Ventures Corp. – President & CEO - Private Financial Consulting firm financing early stage private and public companies - 2000-Present

Education (degrees, schools, and dates): B Sc. University of Saskatchewan (1973-1977)

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 50%

32. Chief Financial Officer: Title: Chief Financial Officer

Name: Robert Orr Age: 49

Office Street Address:
101-1110 Center Street N.

Calgary, Alberta T2E 2R2 Telephone No.: (403) 276-8750

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Managing Partner – Orr & Company (1979-2002)

CFO – Game Base of Nevada Inc. (2002-2003)

Education (degrees, schools, and dates):

Commerce Degree – University of Saskatchewan – 1976

Chartered Accountant - Institute of Chartered Accountants –1978

Certified Management Accountant - 1990

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: 50%

33. Other Key Personnel: N/A

DIRECTORS OF THE COMPANY

34. Number of Directors: (5). If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

    Directors are elected annually by the shareholders. There are no voting trust or other arrangements.

35. Information concerning outside or other Directors (i.e. those not described above): N/A

(A) Name: John Bracaglia   Age: 38

Title: Director

Office Street Address:
540-100 Alexis Nihon
St. Laurent, Quebec H4M 2P1

Telephone No.: 514-940-9944

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Sarrazin Nicolo Bracaglia Barristers & Solicitors – Partner (1999 – Present)
Self-employed, businessman (1997-1999)

Education (degrees, schools, and dates):

Law Degree from University of Ottawa- 1990

Member of Quebec Bar since 1999.

(B) Name: Danuta Wojcik   Age: 57

Title: Director

Office Street Address:
1600 Dewdney Ave.E, Regina, Sask.S4N 4Y5

Telephone No.:
(306)789-5221

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Self Employed as Dentist in Regina, Saskatchewan (1991-present)

Education (degrees, schools, and dates):

Degree of Dentistry from Pomeranian Medical Academy Szczecin, Poland

Received Degree in Dentistry from Canadian National Dental Examining Board-1990

36. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

None of the officers or Directors have worked with other companies in the lottery or online lottery business.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

The CEO, Peter Wojcik managed a startup to its full growth starting from its incorporation in 1996 to January 01, 2003. The company is New Millennium Technologies Inc.

The COO- Dan Pacholik has managed numerous companies through the start-up stages. Some examples are : Cell-Loc Inc. a publicly traded company on the Toronto Stock Exchange (CLQ). Mr. Pacholik was the company's original VP of Business Development and co-ordinated the company's first public financing at $0.40 per share, the stock subsequently went on to trade above $75.00 Canadian.

Mr. Pacholik was the President & CEO of a private Alberta corporation, Armata Technologies Inc. which after commercializing GPS tracking systems for the fleet management industry was acquired by a public company of which Mr. Pacholik was the VP of Operations for two years after it's public offering.

More examples are available upon request.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

N/A

37. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

38. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Peter Wojcik					
Common	$0.001	2,380,500	17.50%	2,380,500	16.30%

Office Street Address: 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Telephone No. (306) 789-0863

Principal occupation: Director/President & CEO of the Company

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Leonna Wojcik					
Common	$0.001	1,675,000	12.32%	1,675,000	11.47%

Office Street Address: 3540 Basswood Grove, Regina, Saskatchewan S4V 2T5

Telephone No. (306) 789-0863

Principal occupation: Self Employed

Name: InTech Ventures Corporation

Common	$0.001	1,650,000	12.13%	1,650,000	11.30%

Office Street Address: 101-1110 Center Street N., Calgary, Alberta T2E 2R2

Telephone No. (403) 276-8750

Principal occupation: Dan Pacholik - businessman

39. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 5,705,500 shares (41.95 % of total outstanding)

After offering:

a) Assuming minimum securities sold: _______ shares (______ % of total outstanding) N/A

b) Assuming maximum securities sold: 5,705,500 shares (39.08 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

40. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

    Leonna Wojcik is the wife of the Company's President & CEO, Peter Wojcik.

    Danuta Wojcik is the mother of the Company's President & CEO, Peter Wojcik

    (b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

    N/A

    (c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

    N/A

41. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	N/A	N/A
Chief Operating Officer	N/A	N/A
Chief Accounting Officer	N/A	N/A
Key Personnel:	N/A	N/A

________________________		
________________________		
________________________		
Others:		
________________________		
________________________		
________________________	N/A	N/A
Total:	$ 0	$0
Directors as a group (number of persons)	$0	$0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

N/A

(c) If any employment agreements exist or are contemplated, describe:

N/A

42. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

N/A

43. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Board of Directors will sign three year management contracts with the key management positions as well as provide future stock option plans for employees, contractors, officers and Directors of the corporation.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

44. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Directors and Officers have no knowledge of any pending or threatened actions.

FEDERAL TAX ASPECTS

45. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

N/A

Name of Tax Advisor: Mark Shelley, C.P.A.
Address: 161 East First Street, #1, Mesa, AZ 85201
Telephone No. (480) 461-8301

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

46. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

    N/A

FINANCIAL STATEMENTS

47. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A. See Exhibit 4.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

48. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

    Prior to July 1, 2003 the company has been in a development phase, designing, testing and load testing the lottery and instant scratch and win games that the company developed. Over the past six months the company has entered into an initial marketing and sales phase, with the execution of a single permit for one country or state the implementation of the web portal will allow the company to immediately move to a revenue generating stage and a cash positive company within six months of the launch.

49. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.
The company has been well accepted by various governments and organizations wishing to implement a national lottery. The Lottery environment has changed to a more favourable position with regard to accepting the fact that an online internet lottery may well generate siginificant revenue for the country or state's social programs. Many potential customers agree that all it will take is one successful lottery within the World Lottery Organization and many other jurisdictions will jump on board. The company's entire business model was built around two countries out of the entire global market.

50. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately 25 %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Numbers only exist for the traditional brick and mortar lottery operators, this will be one of the world's first online internet based lotteries, therefore, the market and the resulting statistics are yet to be written.

51. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:
N/A

PART III — EXHIBITS

Item 1. Index to Exhibits

3.1 Articles of Incorporation

3.2	Bylaws
3.3	Stock Exchange Agreement
4.1	Financial Statement
5.1	Consent of Legal Counsel

Item 2. Description of Exhibits

Articles of Incorporation of EMO Corporation filed with the State of Nevada on July 11, 2001

Bylaws of EMO Corporation dated July 11, 2001

Share Exchange Agreement dated May 16, 2003

Financial Statements of EMO Corporation

Consent of The O'Neal Law Firm,P.C., Legal Counsel to EMO Corporation

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, on July 31, 2003, 2003.

(Issuer) EMO CORPORATION



By (Signature and Title) - DIRECTOR

This offering statement has been signed by the following persons in the capacities and on the dates indicated:



(Signature) - DIRECTOR

(Title) ____________________

(Selling security holder) _N/A

(Date) ____________________

EXHIBIT 3.1

Articles of Incorporation

ARTICLES OF INCORPORATION

of

EMO CORPORATION

The undersigned natural persons acting as incorporators of a corporation (the "Corporation") under the provisions of Chapter 78 of the Nevada Revised Statutes, adopts the following Articles of Incorporation.

ARTICLE 1

NAME

The name of the Corporation is EMO CORPORATION.

ARTICLE 2

PURPOSE

The Corporation shall have the purpose of engaging in any lawful business activity.

ARTICLE 3

INITIAL RESIDENT AGENT AND REGISTERED OFFICE

The name and address of the initial resident agent of the Corporation is Ralph Kinkade, 1233 Spartan Avenue, Carson City, Nevada 89701.

ARTICLE 4

AUTHORIZED SHARES

The aggregate number of shares that the Corporation shall have the authority to issue is twenty million (20,000,000) shares of common stock with a par value of $0.001 per share.

ARTICLE 5

DIRECTORS

Section 5.1 Style of Governing Board. The members of the governing board of the Corporation shall be styled as Directors.

Section 5.2 Initial Board of Directors. The initial Board of Directors shall consist of two (2) Directors.

Section 5.3 Names and Addresses. The names and addresses of the persons who are to serve as Directors until the first annual meeting of the shareholders, or until their successors shall have been elected and qualified, are as follows:

William D. O'Neal
4213 N. Tabor St.
Mesa, Arizona 85215

Section 5.4 Increase or Decrease of Directors. The number of Directors of the Corporation may be increased or decreased from time to time as shall be provided in the Bylaws of the Corporation.

ARTICLE 6

DISTRIBUTIONS

The Corporation shall be entitled to make distributions to the fullest extent permitted by law.

ARTICLE 7

RELEASE AND INDEMNIFICATION

To the fullest extent permitted by Nevada law, the Directors and officers of the Corporation shall be released from personal liability for damages to the Corporation or its stockholders. To the fullest extent permitted by Nevada law, the Corporation shall advance expenses to its Directors and officers to defend claims made against them because they were or are Directors or officers and shall indemnify its Directors and officers from liability for expenses incurred as a result of such claims. The Corporation may provide in its Bylaws that indemnification is conditioned on receiving prompt notice of the claim and the opportunity to settle or defend the claim.

ARTICLE 8

INCORPORATOR

The name and address of the incorporator of the Corporation is as follows:

William D. O'Neal
4213 N. Tabor St.
Mesa, AZ 85215

EXECUTED this 27th day of June, 2001.

/s/William D. O'Neal
William D. O'Neal, Incorporator

EXHIBIT 3.2

Bylaws

BYLAWS

OF

EMO CORPORATION

JULY 11, 2001

ARTICLE I

OFFICES AND CORPORATE SEAL

SECTION 1.1 Registered Office. The registered office of EMO Corporation, (hereinafter the "Corporation") in the State of Nevada shall be c/o Ralph Kinkade, 1233 Spartan Avenue, Carson City, Nevada 89701. In addition to its registered office, the Corporation shall maintain a principal office at a location determined by the Board. The Board of Directors may change the Corporation's registered office and principal office from time to time.

SECTION 1.2 Other Offices. The Corporation may also maintain offices at such other place or places, either within or without the State of Nevada, as may be designated from time to time by the Board of Directors (hereinafter the "Board"), and the business of the Corporation may be transacted at such other offices with the same effect as that conducted at the principal office.

SECTION 1.3 Corporate Seal. A corporate seal shall not be requisite to the validity of any instrument executed by or on behalf of the Corporation, but nevertheless if in any instance a corporate seal be used, the same shall be a circle having on the circumference thereof the name of the Corporation and in the center the words "corporate seal", the year incorporated, and the state where incorporated.

ARTICLE II

SHAREHOLDERS

SECTION 2.1 Shareholders Meetings. All meetings of the shareholders shall be held at the principal office of the Corporation between the hours of 9:00 a.m. and 5:00 p.m., or at such other time and place as may be fixed from time to time by the Board, or in the absence of direction by the Board, by the President or Secretary of the Corporation, either within or without the State of Nevada, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. A special or annual meeting called by shareholders owning a majority of the entire capital stock of the Corporation pursuant to Sections 2.2 or 2.3 shall be held at the place designated by the shareholders calling the meeting in the notice of the meeting or in a duly executed waiver of notice thereof.

SECTION 2.2 Annual Meetings. Annual meetings of shareholders shall be held on a date designated by the Board of Directors or if that day shall be a legal holiday, then on the next succeeding business day, or at such other date and time as shall be designated from time to time by the Board and stated in the notice of the meeting. At the annual meeting, shareholders shall elect the Board and transact such other business as may properly be brought before the meeting. In the event that an annual meeting is not held on the date specified in this Section 2.2, the annual meeting may be held on the written call of the shareholders owning a majority of the entire capital stock of the Corporation issued, outstanding, and entitled to vote.

SECTION 2.3 Special Meetings of Shareholders. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by Nevada statute or by the Articles of Incorporation (hereinafter the "Articles"), may be called by the President and shall be called by the President or Secretary at the request in writing of a majority of the Board, or at the request in writing of shareholders owning a majority of the entire capital stock of the Corporation issued, outstanding, and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. In the event that the President or Secretary fails to call a meeting pursuant to such a request, a special meeting may be held on the written call of the shareholders owning a majority of the entire capital stock of the Corporation issued, outstanding, and entitled to vote.

SECTION 2.4 List of Shareholders. The officer who has charge of the stock transfer books for shares of the Corporation shall prepare and make, no more than two (2) days after notice of a meeting of shareholders is given, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address and the number of shares registered in the name of each shareholder. Such list shall be open to examination and copying by any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder present.

SECTION 2.5 Notice of Shareholders Meetings. Written notice of the annual meeting stating the place, date and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given, either personally or by mail, to each shareholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. If mailed, such notice shall be deemed to be delivered when mailed to the shareholder at his address as it appears on the stock transfer books of the Corporation. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice unless determined otherwise by the unanimous vote of the holders of all of the issued and outstanding shares of the Corporation present at the meeting in person or represented by proxy.

SECTION 2.6Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of, or permitted to vote at, any meeting of shareholders or any adjournment thereof, or for the purpose of determining shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or permitted to vote at, a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the board may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of, or permitted to vote at, a meeting of shareholders, or for the determination of shareholders entitled to receive payment of a dividend, the record date shall be 4:00 p.m. on the day before the day on which notice of the meeting is given or, if notice is waived, the record date shall be the day on which, and the time at which, the meeting is commenced. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, provided that the board may fix a new record date for the adjourned meeting and further provided that such adjournments do not in the aggregate exceed thirty (30) days. The record date for determining shareholders entitled to express consent to action without a meeting pursuant to Section 2.9 shall be the date on which the first shareholder signs the consent.

SECTION 2.7Quorum and Adjournment.

(a) The holders of a majority of the shares issued, outstanding, and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by Nevada statute or by the Articles.

(b) Business may be conducted once a quorum is present and may continue until adjournment of the meeting notwithstanding the withdrawal or temporary absence of sufficient shares to reduce the number present to less than a quorum. Unless the vote of a greater number or voting by classes is required by Nevada statute or the Articles, the affirmative vote of the majority of the shares then represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders; provided, however, that if the shares then represented are less than required to constitute a quorum, the affirmative vote must be such as would constitute a majority if a quorum were present; and provided further, that the affirmative vote of a majority of the shares then present shall be sufficient in all cases to adjourn a meeting.

(c) If a quorum shall not be present or represented at any meeting of the shareholders, the shareholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting to another time or place, without notice other than announcement at the meeting at which adjournment is taken, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

SECTION 2.8 Voting. At every meeting of the shareholders, each shareholder shall be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such shareholder, but no proxy shall be voted or acted upon after six (6) months from its date, unless the proxy provides for a longer period not to exceed seven (7) years.

SECTION 2.9 Action Without Meeting. Any action required or permitted to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of a majority of the outstanding shares entitled to vote with respect to the subject matter of the action unless a greater percentage is required by law in which case such greater percentage shall be required.

SECTION 2.10 Waiver. A shareholder's attendance at a meeting shall constitute a waiver of any objection to defective notice or lack of notice of the meeting unless the shareholder objects at the beginning of the meeting to holding the meeting or transacting business at the meeting, and shall constitute a waiver of any objection to consideration of a particular matter at the meeting unless the shareholder objects to considering the matter when it is presented. A shareholder may otherwise waive notice of any annual or special meeting of shareholders by executing a written waiver of notice either before, at or after the time of the meeting.

SECTION 2.11 Conduct of Meetings. Meetings of the shareholders shall be presided over by a chairman to be chosen, subject to confirmation after tabulation of the votes, by a majority of the shareholders entitled to vote at the meeting who are present in person or by proxy. The secretary for the meeting shall be the Secretary of the Corporation, or if the Secretary of the Corporation is absent, then the chairman initially chosen by a majority of the shareholders shall appoint any person present to act as secretary. The chairman shall conduct the meeting in accordance with the Corporation's Articles, Bylaws and the notice of the meeting, and may establish rules for conducting the business of the meeting. After calling the meeting to order, the chairman initially chosen shall call for the election inspector, or if no inspector is present then the secretary of the meeting, to tabulate the votes represented at the meeting and entitled to be cast. Once the votes are tabulated, the shares entitled to vote shall confirm the chairman initially chosen or shall choose another chairman, who shall confirm the secretary initially chosen or shall choose another secretary in accordance with this section. If directors are to be elected, the tabulation of votes present at the meeting shall be announced prior to the casting of votes for the directors.

SECTION 2.12 Election Inspector. The Board of Directors, in advance of any shareholders meeting, may appoint an election inspector to act at such meeting. If an election inspector is not so appointed or is not present at the meeting, the chairman of the meeting may, and upon the request of any person entitled to vote at the meeting shall, make such appointment. If appointed, the election inspector will determine the number of shares outstanding, the authenticity, validity and effect of proxies and the number of shares represented at the meeting in person and by proxy; receive and count votes, ballots and consents and announce the results thereof; hear and determine all challenges and questions pertaining to proxies and voting; and, in general, perform such acts as may be proper to ensure the fair conduct of the meeting.

ARTICLE III

DIRECTORS

SECTION 3.1 Number and Election. The number of directors that shall constitute the whole Board shall initially be three; provided, such number may be changed by the shareholders so long as the number of directors shall not be less than one or more than nine. Directors shall be elected by the shareholders, and each director shall serve until the next annual meeting and until his successor is elected and qualified, or until resignation or removal.

SECTION 3.2 Powers. The business and affairs of the Corporation shall be managed by the Board, which may exercise all such powers of the Corporation and do all such lawful acts as are not by Nevada statute, the Articles, or these Bylaws directed or required to be exercised or done by the shareholders.

SECTION 3.3. Resignation of Directors. Any director may resign his office at any time by giving written notice of his resignation to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if no time be specified therein, at the time of the receipt thereof, and the acceptance thereof shall not be necessary to make it effective.

SECTION 3.4 Removal of Directors. Any director or the entire Board may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors at a meeting of shareholders called expressly for that purpose.

SECTION 3.5 Vacancies. Vacancies resulting from the resignation or removal of a director and newly created directorships resulting from any increase in the authorized number of directors shall be filled by the shareholders in accordance with Section 3.1.

SECTION 3.6 Place of Meetings. Unless otherwise agreed by a majority of the directors then serving, all meetings of the Board of Directors shall be held at the Corporation's principal office between the hours of 9:00 a.m. and 5:00 p.m., and such meetings may be held by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.6 shall constitute presence in person at such meeting.

SECTION 3.7 Annual Meetings. Annual meetings of the Board shall be held immediately following the annual meeting of the shareholders and in the same place as the annual meeting of shareholders. In the event such meeting is not held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board, or as shall be specified in a written waiver of notice by all of the directors.

SECTION 3.8 Regular Meetings. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

SECTION 3.9 Special Meetings. Special meetings of the Board may be called by the President or the Secretary with seven (7) days notice to each director, either personally, by mail, by telegram, or by telephone; special meetings shall be called in like manner and on like notice by the President or Secretary on the written request of two (2) directors and shall in such case be held at the time requested by those directors, or if the President or Secretary fails to call the special meeting as requested, then the meeting may be called by the two requesting directors and shall be held at the time designated by those directors in the notice.

SECTION 3.10 Quorum and Voting. A quorum at any meeting of the Board shall consist of a majority of the number of directors then serving, but not less than two (2) directors, provided that if and when a Board comprised of one member is authorized, or in the event that only one director is then serving, then one director shall constitute a quorum. If a quorum shall not be present at any meeting of the Board, the directors then present may adjourn the meeting to another time or place, without notice other than announcement at the meeting, until a quorum shall be present. If a quorum is present, then the affirmative vote of a majority of directors present is the act of the Board of Directors.

SECTION 3.11 Action Without Meeting. Unless otherwise restricted by the Articles or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

SECTION 3.12 Committees of the Board. The Board, by resolution, adopted by a majority of the full Board, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution and permitted by law, shall have and may exercise all the authority of the Board. The Board, with or without cause, may dissolve any such committee or remove any member thereof at any time. The designation of any such committee and the delegation thereto of authority shall not operate to relieve the Board, or any member thereof, of any responsibility imposed by law.

SECTION 3.13 Compensation. To the extent authorized by resolution of the Board and not prohibited or limited by the Articles, these Bylaws, or the shareholders, a director may be reimbursed by the Corporation for his expenses, if any, incurred in attending a meeting of the Board of Directors, and may be paid by the Corporation a fixed sum or a stated salary or both for attending meetings of the Board. No such reimbursement or payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 3.14 Waiver. A director's attendance at or participation in a meeting shall constitute a waiver of any objection to defective notice or lack of notice of the meeting unless the director objects at the beginning of the meeting or promptly upon his arrival to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting. A director may otherwise waive notice of any annual, regular or special meeting of directors by executing a written notice of waiver either before or after the time of the meeting.

SECTION 3.15 Chairman of the Board. A Chairman of the Board may be appointed by the directors. The Chairman of the Board shall perform such duties as from time to time may be assigned to him by the Board, the shareholders, or these Bylaws. The Vice Chairman, if one has been elected, shall serve in the Chairman's absence.

SECTION 3.16 Conduct of Meetings. At each meeting of the Board, one of the following shall act as chairman of the meeting and preside, in the following order of precedence:

(a) The Chairman of the Board;
(b) The Vice Chairman;
(c) The President of the Corporation; or
(d) A director chosen by a majority of the directors present, or if a majority is unable to agree on who shall act as chairman, then the director with the earliest date of birth shall act as the chairman.

The Secretary of the Corporation, or if he shall be absent from such meeting, the person whom the chairman of such meeting appoints, shall act as secretary of such meeting and keep the minutes thereof. The order of business and rules of procedure at each meeting of the Board shall be determined by the chairman of such meeting, but the same may be changed by the vote of a majority of those directors present at such meeting. The Board shall keep regular minutes of its proceedings.

ARTICLE IV

OFFICERS

SECTION 4.1 Titles, Offices, Authority. The officers of the Corporation shall be chosen by the Board of Directors and shall include a President, a Secretary and a Treasurer, and may, but need not, include a Chairman, a Vice Chairman, a Chief Executive Officer, a Chief Operating Officer, a Vice President, additional Vice Presidents, one or more assistant secretaries and assistant treasurers, or any other officer appointed by the Board. Any number of offices may be held by the same person, unless the Articles or these Bylaws otherwise provide. If only one person is serving as an officer of this Corporation, he or she shall be deemed to be President and Secretary. An officer shall have such authority and shall perform such duties in the management of the Corporation as may be provided by the Articles or these Bylaws, or as may be determined by resolution of the Board or the shareholders in accordance with Article V.

SECTION 4.2 Subordinate Officers. The Board may appoint such subordinate officers, agents or employees as the Board may deem necessary or advisable, including one or more additional Vice Presidents, one or more assistant secretaries, and one or more assistant treasurers, each of whom shall hold office for such period, have authority and perform such duties as are provided in these Bylaws or as the Board may from time to time determine. The Board may delegate to any executive officer or to any committee the power to appoint any such additional officers, agents or employees. Notwithstanding the foregoing, no assistant secretary or assistant treasurer shall have power or authority to collect, account for, or pay over any tax imposed by any federal, state or city government.

SECTION 4.3 Appointment, Term of Office, Qualification. The officers of the Corporation shall be appointed by the Board and each officer shall serve at the pleasure of the Board until the next annual meeting and until a successor is appointed and qualified, or until resignation or removal.

SECTION 4.4 Resignation. Any officer may resign his office at any time by giving written notice of his resignation to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if no time be specified therein, at the time of the receipt thereof, and the acceptance thereof shall not be necessary to make it effective.

SECTION 4.5 Removal. Any officer or agent may be removed by the Board whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer or agent shall not of itself create contract rights.

SECTION 4.6 Vacancies. A vacancy in any office, because of death, resignation, removal, or any other cause, shall be filled for the unexpired portion of the term in the manner prescribed in Sections 4.1, 4.2 and 4.3 of this Article IV for appointment to such office.

SECTION 4.7 The President. The President shall preside at all meetings of shareholders. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board, shall in general supervise and control all of the business and affairs of the Corporation. He may sign, when authorized by the Board, certificates for shares of the Corporation and deeds, mortgages, bonds, contracts, or other instruments which the Board has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of the President and such other duties as may be prescribed by the Board from time to time.

SECTION 4.8 The Vice President. Each Vice President shall have such powers and perform such duties as the Board or the President may from time to time prescribe and shall perform such other duties as may be prescribed by these Bylaws. At the request of the President, or in case of his absence or inability to act, the Vice President or, if there shall be more than one Vice President then in office, then one of them who shall be designated for the purpose by the President or by the Board shall perform the duties of the President, and when so acting shall have all powers of, and be subject to all the restrictions upon, the President.

SECTION 4.9 The Secretary. The Secretary shall act as secretary of, and keep the minutes of, all meetings of the Board and of the shareholders; he shall cause to be given notice of all meetings of the shareholders and directors; he shall be the custodian of the seal of the Corporation and shall affix the seal, or cause it to be affixed, to all proper instruments when deemed advisable by him; he shall have charge of the stock book and also of the other books, records and papers of the Corporation relating to its organization as a Corporation, and shall see that the reports, statements and other documents required by law are properly kept or filed; and he shall in general perform all the duties incident to the office of Secretary. He may sign, with the President, certificates of stock of the Corporation. He shall also have such powers and perform such duties as are assigned to him by these Bylaws, and he shall have such other powers and perform such other duties, not inconsistent with these Bylaws, as the Board shall from time to time prescribe. If no officer has been named as Secretary, the duties of the Secretary shall be performed by the President or a person designated by the President.

SECTION 4.10 The Treasurer. The Treasurer shall have charge and custody of, and be responsible for, all the funds and securities of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all monies and other valuable effects in the name of and to the credit of the Corporation in such banks and other depositories as may be designated by the Board, or in the absence of direction by the Board, by the President; he shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and to the directors at the regular meetings of the Board or whenever they may require it, a statement of all his transactions as Treasurer and an account of the financial condition of the Corporation; and, in general, he shall perform all the duties incident to the office of Treasurer and such other duties as may from time to time be assigned to him by the Board. He may sign, with the President or a Vice President, certificates of stock of the Corporation. If no officer has been named as Treasurer, the duties of the Treasurer shall be performed by the President or a person designated by the President.

SECTION 4.11 Compensation. The Board shall have the power to set the compensation of all officers of the Corporation. It may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to set the compensation of such subordinate officers.

ARTICLE V

AUTHORITY TO INCUR CORPORATE OBLIGATIONS

SECTION 5.1 Limit on Authority. No officer or agent of the Corporation shall be authorized to incur obligations on behalf of the Corporation except as authorized by the Articles or these Bylaws, or by resolution of the Board or the shareholders. Such authority may be general or confined to specific instances.

SECTION 5.2 Contracts and Other Obligations. To the extent authorized by the Articles or these Bylaws, or by resolution of the Board or the shareholders, officers and agents of the Corporation may enter into contracts, execute and deliver instruments, sign and issue checks, and otherwise incur obligations on behalf of the Corporation.

ARTICLE VI

SHARES AND THEIR TRANSFER

SECTION 6.1 Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board. Such certificates shall be signed by the President or a Vice President and by the Secretary or an assistant secretary. The signatures of such officers upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the Corporation itself or one of its employees. Each certificate for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board may prescribe.

SECTION 6.2 Issuance. Before the Corporation issues shares, the Board shall determine that the consideration received or to be received for the shares is adequate. A certificate shall not be issued for any share until such share is fully paid.

SECTION 6.3 Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

ARTICLE VII

FISCAL YEAR

The fiscal year of the Corporation shall be December 31.

ARTICLE VIII

DIVIDENDS

From time to time the Board may declare, and the Corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles.

ARTICLE IX

INDEMNIFICATION

The Corporation may indemnify and advance litigation expenses to its directors, officers, employees and agents to the extent permitted by law, the Articles or these Bylaws, and shall indemnify and advance litigation expenses to its directors, officers, employees and agents to the extent required by law, the Articles or these Bylaws. The Corporation's obligations of indemnification, if any, shall be conditioned on the Corporation receiving prompt notice of the claim and the opportunity to settle and defend the claim. The Corporation may, to the extent permitted by law, purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the Corporation.

ARTICLE X

REPEAL, ALTERATION OR AMENDMENT

These Bylaws may be repealed, altered, or amended, or substitute Bylaws may be adopted at any time by a majority of the Board at any regular or special meeting, or by the shareholders at a special meeting called for that purpose. Any amendment made by the shareholders may not be amended by the Board unless authorized by the shareholders. No amendment made by the Board that impairs the rights of any shareholder shall be valid.

IN WITNESS WHEREOF, the undersigned, being the sole director of EMO Corporation, adopt the foregoing Bylaws, effective as of the date first written above.

DIRECTOR:

By: /s/William D. O'Neal
William D. O'Neal, Sole Director

EXHIBIT 3.3

Share Exchange Agreement

SHARE EXCHANGE AGREEMENT

THIS SHARE EXCHANGE AGREEMENT (the "Agreement") is entered into and effective as of May 16, 2003, by and among the Shareholders set forth on Schedule A attached hereto (the "Shareholders"), R ONLINE SYSTEMS, INC., a Saskatchewan corporation ("ROS"), and EMO CORPORATION, a Nevada corporation ("EMO")

1. RECITALS

This Agreement is entered into with reference to and in contemplation of the following facts, circumstances and representations:

1. The Shareholders are the owners of 6,000,000 shares of the common stock of ROS, which represent all of the issued and outstanding shares of the common stock (the "ROS Shares").

2. EMO desires to issue a total of 6,000,000 shares of its common stock (the "EMO Shares") to the Shareholders in exchange for the ROS Shares.

3. The Shareholders desire to exchange the ROS Shares for the EMO Shares in accordance with the terms and conditions of this Agreement.

4. EMO, the Shareholders and ROS desire that this transaction be consummated.

2. EXCHANGE AND ISSUANCE OF SHARES

2.1 Exchange of EMO Shares: EMO shall exchange and deliver to the Shareholders a total of 6,000,000 restricted shares of the common stock of EMO in accordance with the allocation set forth in the attached Schedule "A."

2.2 Exchange of ROS Shares: At the Closing, the Shareholders shall exchange and deliver to EMO a total of 6,000,000 shares of the common stock of ROS, which represents one hundred percent (100%) of the issued and outstanding shares of ROS.

2.3 Nature of EMO Shares: The Shareholders shall be issued the EMO Shares which unless otherwise contractually restricted, shall be subject to a one (1) year holding period before the EMO Shares are eligible for sale in the U.S. public market. The sale of the EMO Shares will be further limited by the resale provisions of SEC Rule 144.

2.4 Restricted Nature of EMO Shares: Notwithstanding the one (1) year holding period for the EMO Shares, the Shareholders who become "affiliates" or "control persons" of EMO will be subject to certain limitations with respect to the sale of their EMO Shares. Accordingly, as a result of such a designation, the re-sale of the EMO Shares will be limited by SEC Rule 144(k).

2.5 Private Sale Acknowledgment: The parties acknowledge and agree that the exchange and issuance of the EMO Shares is being undertaken as a private sale pursuant to Section 4(2) of the Securities Act of 1933, as amended and Nevada Revised Statutes Chapters 78 and 90 and is not being transacted via a broker-dealer and/or in the public market place.

3. REPRESENTATIONS AND WARRANTIES OF EMO.

EMO represents and warrants to the Shareholders and ROS as follows:

3.1 Organization: EMO is a corporation duly incorporated and validly existing under the laws of the State of Nevada and is in good standing with respect to all of its regulatory filings.

3.2 Capitalization: The authorized capital of EMO consists of 25,000,000 common shares with a par value $.001, of which 7,600,000 common shares have been issued and are currently outstanding.

3.3 Books and Records: All material transactions of EMO have been promptly and properly recorded or filed in or with its books and records and the Minute Book of EMO contains records of all meetings and proceedings of the shareholders and directors thereof.

3.4 Legal Compliance: To the best of its knowledge, EMO is not in breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which EMO is subject or which apply to it or any of its assets.

3.5 Tax Returns: All tax returns and reports of EMO required by law to be filed prior to the date hereof have been filed and are substantially true, complete and correct and all taxes and governmental charges have been paid.

3.6 Adverse Financial Events: EMO has not experienced nor is it aware of any occurrence or event which has had or might reasonably be expected to have a material adverse effect on its financial condition.

3.7 Disputes, Claims and Investigations: There are no disputes, claims, actions, suits, judgments, investigations or proceedings outstanding or pending or to the knowledge of EMO threatened against or affecting EMO at law or in equity or before or by any federal, state, municipal or other governmental department, commission, board, bureau or agency.

3.8 Employee Liabilities: EMO has no known liability to former employees or any liability to any governmental authorities with respect to current or former employees.

3.9 No Conflicts or Agreement Violations: The execution, delivery and performance of this Agreement will not conflict with or be in violation of the articles or by-laws of EMO or of any agreement to which EMO is a party and will not give any person or company a right to terminate or cancel any agreement or right enjoyed by EMO and will not result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favor of a third party upon or against the assets of EMO.

3.10 Validly Issued and Authorized Shares: That the EMO Shares will be validly authorized and issued by EMO, they will be fully paid and non-assessable and they will be issued in full compliance with all federal and state securities laws.

3.11 Restrictive Legend: That the EMO Shares will have a restrictive legend imposed thereon identifying them as "Restricted Shares" which are subject to the conditions and limitations of SEC Rule 144 with respect to their sale in the U.S. public market place.

3.12 Corporate Authority: The officers or representatives of EMO executing this Agreement represent that they have been authorized to execute this Agreement pursuant to a resolution of the Board of Directors of EMO.

4. REPRESENTATIONS OF ROS AND THE SHAREHOLDERS

ROS and the Shareholders collectively and individually hereby represent and warrant as follows:

4.1 **Share Ownership**: The Shareholders are the owners, beneficially and of record, of the ROS Shares and said shares are free and clear of all liens, encumbrances, claims, charges and restrictions.

4.2 **Transferability of ROS Shares**: That the Shareholders have full power to transfer the ROS Shares to EMO without obtaining the consent or approval of any other person or governmental authority.

4.3 **Validly Issued and Authorized Shares**: That the ROS Shares are validly authorized and issued, fully paid, and non-assessable, and the ROS Shares have been so issued in full compliance with all securities laws of the State of Nevada.

4.4 **Organization**: ROS is a corporation duly incorporated and validly existing under the laws of the Province of Saskatchewan, Canada, and is in good standing with respect to all of its tax and regulatory filings, provincial registrations, employee deductions and withholding fees.

4.5 **Capitalization**: The authorized capital of ROS consists of an unlimited amount of common shares at a nominal par value, of which 6,000,000 common shares are issued and outstanding as fully paid and non-assessable shares, and no preferred shares have been issued.

4.6 **Books and Records**: All material transactions of ROS have been promptly and properly recorded or filed in or with its books and records and the Minute Book of ROS contains records of all meetings and proceedings of the shareholders and directors thereof.

4.7 **Legal Compliance**: To the knowledge of ROS, ROS is not in breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which ROS is subject or which apply to it or any of its assets.

4.8 Tax Returns: All tax returns and reports of ROS required by law to be filed prior to the date hereof have been filed and are substantially true, complete and correct and all taxes and governmental charges have been paid.

4.9 Adverse Financial Events: ROS has not experienced nor is it aware of any occurrence or event which has had or might reasonably be expected to have a material adverse effect on its financial condition.

4.10 Disputes, Claims and Investigations: There are no disputes, claims, actions, suits, judgments, investigations or proceedings outstanding or pending or to the knowledge of ROS threatened against or affecting ROS at law or in equity or before or by any federal, municipal or other governmental department, commission, board, bureau or agency.

4.11 Employee Liabilities: ROS has no known liability to former employees or any liability to any government authorities with respect to current or former employees.

4.12 No Conflicts or Agreement Violations: The execution, delivery and performance of this Agreement will not conflict with or be in violation of the Articles of Incorporation of ROS or of any agreement to which ROS is a party and will not give any person or company a right to terminate or cancel any agreement or right enjoyed by ROS and will not result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favor of a third party upon or against the assets of ROS.

4.13 No Liens: That ROS has not received a notice of any assignment, lien, encumbrance, claim or charge against the ROS Shares.

4.15 Corporate Authority: The officers or representatives of ROS executing this Agreement represent that they have been authorized to execute this Agreement pursuant to a resolution of the Boards of Directors of ROS.

5. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS ALONE

The Shareholders alone further represent and warrant to EMO as follows with respect to the EMO Shares:

5.1 Financially Responsible: That they are financially responsible, able to meet their obligations and acknowledge that this investment will be speculative.

5.2 Investment Experience: That they have had experience in the business of investments in one or more of the following: (i) investment experience with securities such as stocks and bonds; (ii) ownership of interests in partnerships, new ventures and start-up companies; (iii) experience in business and financial dealings; and that they can protect their own interests in an investment of this nature and they do not have an "Investor Representative", as that term is defined in Regulation D of the Securities Act of 1933 and do not need such an Investor Representative.

5.3 Investment Risk: That they are capable of bearing the high degree of economic risks and burdens of this investment, including but not limited to the possibility of complete loss of all their investment capital and the lack of a liquid market, such that they may not be able to liquidate readily the investment whenever desired or at the then current asking price.

5.4 Access to Information: That they have had access to the information regarding the financial condition of EMO and they were able to request copies of such information, ask questions of and receive answers from EMO regarding such information and any other information their desires concerning the EMO Shares, and all such questions have been answered to their full satisfaction.

5.5 Private Transaction: That at no time was were they presented with or solicited by any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement or any other form of general advertising.

5.6 Investment Intent: The EMO Shares are not being purchased with a view to or for the resale or distribution thereof and they have no present plans to enter into any contract, undertaking, agreement or arrangement for such resale or distribution.

5.7 Due Diligence: That the Shareholders shall have completed a due diligence review of the affairs of EMO and are satisfied with the results of that review.

6. CLOSING, ESCROW HOLDER AND CONDITIONS TO CLOSING

6.1 Exchange Closing: The closing of the share exchange as contemplated by this Agreement (the "Closing") shall take place in Phoenix, Arizona, at such time and place as may be agreed among by the parties, but in no event later than June 1, 2003, unless otherwise extended in writing by the parties.

6.2 **Escrow Conditions and Closing**: Prior to the Closing the following will be required:

1. **Delivery of ROS Shares**: The Shareholders shall deliver to EMO the certificate or certificates representing the ROS Shares, duly endorsed for transfer.

2. **Delivery of EMO Shares**: EMO shall deliver to the Shareholders certificates representing the EMO Shares registered in the names of the Shareholders as set forth in Schedule "A."

3. **Requisite Corporate Resolutions**: Each party shall deliver to the other certified copies of resolutions from their respective Boards of Directors authorizing the subject transaction.

4. **Satisfactory Completion of Due Diligence**: Each party shall deliver to the other written notice that it has completed its due diligence investigation and is satisfied with the results of such investigation.

5. **Resignation and Appointment of Directors and Officers**: Upon the Closing William D. O'Neal shall resign as sole director and officer of EMO and the directors and officers of ROS immediately prior to the Closing shall be appointed the directors and officers of EMO.

6.3 **Close of Transaction**: The subject transaction shall "close" upon the satisfaction of the above conditions.

6.4 **Notices**: All notices given pursuant to this Agreement must be in writing and may be given by (1) personal delivery, or (2) registered or certified mail, return receipt requested, or (3) via facsimile transmission to the Escrow Holder the parties as set forth below. Any party hereto may by notice so given change its address for any future notices:

EMO:	668 North 44th Street Suite 233 Phoenix, Arizona 85008 Phone: (602) 267-3855 Fax: (602) 267-7400
ROS /SHAREHOLDERS:	101-1110 Center Street N. Calgary, Alberta T2E 2R2

7. COOPERATION, ARBITRATION, INTERPRETATION, MODIFICATION AND ATTORNEY FEES

7.1 Cooperation of Parties: The parties further agree that they will do all things necessary to accomplish and facilitate the purpose of this Agreement and that they will sign and execute any and all documents necessary to bring about and perfect the purposes of this Agreement.

7.2 Arbitration: The parties hereby submit all controversies, claims and matters of difference arising out of this Agreement to arbitration in Phoenix, Arizona according to the rules and practices of the American Arbitration Association from time to time in force. This submission and agreement to arbitrate shall be specifically enforceable. This Agreement shall further be governed by and construed in accordance with the laws of the State of Arizona.

7.3 Interpretation of Agreement: The parties agree that should any provision of this Agreement be found to be ambiguous in any way, such ambiguity shall not be resolved by construing such provisions or any part of or the entire Agreement in favor of or against any party herein, but rather by construing the terms of this Agreement fairly and reasonably in accordance with their generally accepted meaning.

7.4 Modification of Agreement: This Agreement may be amended or modified in any way at any time by an instrument in writing stating the manner in which it is amended or modified and signed by each of the parties hereto. Any such writing amending or modifying this Agreement shall be attached to and kept with this Agreement.

7.5 Attorney Fees: If any legal action or any arbitration or other proceeding is

brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of the Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs
incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

7.6 Entire Agreement: This Agreement constitutes the entire Agreement and understanding of the parties hereto with respect to the matters herein set forth, and all prior negotiations, writings and understandings relating to the subject matter of this Agreement are merged herein and are superseded and canceled by this Agreement.

7.7 Counterparts: This Agreement may be signed in one or more counterparts.

7.8 Facsimile Transmission Signatures: A signature received pursuant to a facsimile transmission shall be sufficient to bind a party to this Agreement.

IN WITNESS WHEREOF, this Agreement is executed by the parties as of the date first-above written.

EMO CORPORATION, a Nevada corporation

By: /s/William D. O'Neal
William D. O'Neal
Its: President

R ONLINE SYSTEMS, INC., a Saskatchewan corporation

By: /s/ Peter Wojcik
Peter Wojcik
Its: President

SHAREHOLDERS:

/s/Peter Wojcik
/s/Leonna Wojcik
/s/Wladyslaw Wojcik
/s/Danuta Wojcik
/s/Mark Wojcik

/s/InTech Ventures Corp.
/s/1046577 Alberta Ltd.
/s/Praful Parikh
/s/Maria Marasco
/s/Frank Marasco
/s/Big Mountain Developments Ltd.
/s/Mary Weber
/s/Christine Wauters
/s/Don Ferguson
/s/Maria Iula
/s/Al Overend
/s/James Nelson
/s/Maureen Myers
/s/Lioba Allen
/s/Dave Stewart
/s/Karen Beard

SCHEDULE "A"

Allocation of Shareholders

Peter Wojcik	1,250,000
Leonna Wojcik	1,150,000
Wladyslaw Wojcik	765,000
Danuta Wojcik	765,000
Mark Wojcik	500,000
InTech	1,000,000
1046577 Alberta Ltd.	180,000
Praful Parikh	25,000
Maria Marasco	50,000
Frank Marasco	50,000
Big Mountain Developments Ltd.	100,000
Mary Weber	20,000
Christine Wauters	20,000
Don Ferguson	26,000
Maria Iula	10,000
Al Overend	15,000
James Nelson	10,000
Maureen Myers	10,000
Lioba Allen	34,000
Dave Stewart	10,000
Karen Beard	10,000
Total	6,000,000

EXHIBIT 4.1

Financial Statements

R ONLINE SYSTEMS INC.

REGINA, CANADA

FINANCIAL STATEMENTS
FEBRUARY 28, 2003

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying financial statements of **R Online Systems Inc.** have been prepared by the Company's management in accordance with Canadian generally accepted accounting principles and necessarily include some amounts based on informed judgement and management estimates.

To assist management in fulfilling its responsibilities, a system of internal controls has been established to provide reasonable assurance that the financial statements are accurate and reliable and that assets are safeguarded.

The board of directors has reviewed and approved these financial statements.

These financial statements have been examined by the independent auditors, Virtus Group LLP, and their report is presented separately.



Chief Financial Officer



Chief Executive Officer

June 20, 2003

AUDITORS' REPORT

To the Shareholders,

R Online Systems Inc.

We have audited the balance sheets of **R Online Systems Inc.** as at **February 28, 2003 and 2002** and the statements of income and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at **February 28, 2003 and 2002** and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Regina, Canada
June 20, 2003

Virtus Group LLP
Chartered Accountants

R ONLINE SYSTEMS INC.
BALANCE SHEET
AS AT FEBRUARY 28, 2003
(with comparative figures for 2002)

ASSETS

	2003	2002
Current assets		
Cash	$ 500	$ 100
Accounts receivable	6,804	6,804
	7,304	6,904
Capital assets (Note 2)	94,060	115,060
	$ 101,364	$ 121,964

LIABILITIES

	2003	2002
Current liabilities		
Accounts payable and accrued liabilities	$ -	$ 241,937
Current portion of lease obligation	108,000	108,000
Lease obligation (Note 6)	152,000	260,000
Shareholders' loans (Note 3)	-	631,433
	260,000	1,241,370

SHAREHOLDERS' EQUITY (DEFICIT)

	2003	2002
Capital stock (Note 4)	1,114,870	100
Retained earnings (deficit)	(1,273,506)	(1,119,506)
	(158,636)	(1,119,406)
	$ 101,364	$ 121,964

APPROVED BY THE BOARD:



_______________ Director

R ONLINE SYSTEMS INC.
STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)
FOR THE YEAR ENDED FEBRUARY 28, 2003
(with comparative figures for the year ended February 28, 2002)

	2003	2002
Operating revenue	$ -	$ -
Direct operating costs	-	68,852
Operating profit (loss)	-	(68,852)
Expenses		
Amortization	21,000	18,000
Consulting	-	115,996
Delivery and freight	-	149
Equipment rental	108,000	61,260
Insurance	-	91,800
Interest and bank charges	-	66,212
Licences and taxes	-	6,221
Management salaries	-	110,923
Professional fees	-	307,190
Rent	-	58,600
Supplies	-	1,113
Travel	25,000	121,748
	154,000	959,212
Net loss	(154,000)	(1,028,064)
Retained earnings (deficit) - beginning of year	(1,119,506)	(91,442)
Retained earnings (deficit) - end of year	$ (1,273,506)	$ (1,119,506)

R ONLINE SYSTEMS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2003
(with comparative figures for the year ended February 28, 2002)

	2003	2002
Cash provided by (used in) operating activities:		
Net loss	$ (154,000)	$ (1,028,064)
Items not involving cash:		
- Amortization	21,000	18,000
	(133,000)	(1,010,064)
Non-cash operating working capital (Note 5)	133,000	393,322
	-	(616,742)
Cash provided by (used in) investing activities:		
Additions to capital assets	-	(14,691)
Cash provided by (used in) financing activities:		
Increase in shareholders' loan	-	631,433
Capital stock issuance	400	-
	400	631,433
Increase in cash	400	-
Cash position - beginning of year	100	100
Cash position - end of year	$ 500	$ 100

R ONLINE SYSTEMS INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED FEBRUARY 28, 2003
(with comparative figures for the year ended February 28, 2002)

The company was incorporated December 28, 2000 (as 101016291 Saskatchewan Ltd.) and continued March 28, 2001 under its current name. The company's opertions include the development of emerging opportunities in internet-based lotteries. The company's ability to continue as a going concern is dependent on securing sources of operating revenues and long-term financing.

1. **Summary of significant accounting policies**

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles which required management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known. The financial statements reflect the following policies:

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided on the diminishing balance basis over the estimated useful life of the assets at the following annual rates:

Computer equipment	20 %
Furniture and fixtures	10 %

2. **Capital assets**

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer equipment	$ 121,060	$ 37,000	$ 84,060	$ 104,060
Furniture and fixtures	12,000	2,000	10,000	11,000
	$ 133,060	$ 39,000	$ 94,060	$ 115,060

3. **Shareholders' loans**

The loans are non-interest bearing and have no specific terms of repayment.

R ONLINE SYSTEMS INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED FEBRUARY 28, 2003
(with comparative figures for the year ended February 28, 2002)

4. Capital stock

Authorized:

- Unlimited Class "A" common shares, voting
- Unlimited Class "B" common shares, voting
- Unlimited Class "C" common shares, non-voting
- Unlimited Class "D" common shares, non-voting
- Unlimited Class "E" preferred shares, voting, non-cummulative
- Unlimited Class "F" preferred shares, voting, non-cummulative

	2003	2002
Issued:		
- 5,639,000 Class "A" shares (2002 - 100)	$ 1,114,870	$ 100

During the year, the Company cancelled 100 Class "A" shares, issued 4,900,000 Class "A" shares for $400 and issued 739,000 class "A" shares on conversion of $1,114,370 of accounts payable and shareholders' loans.

5. Non-cash operating working capital

Details of net change in each element of working capital relating to operations excluding cash are as follows:

	2003	2002
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	$ (241,937)	$ 25,322
Change in accounts payable related to financing activities	374,937	368,000
	$ 133,000	$ 393,322

6. Lease obligation

The Company leases computer equipment under agreements requiring aggregate minimum payments over the next three years as follows:

2004	$ 108,000
2005	108,000
2006	44,000

7. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation in the current year.

EXHIBIT 5.1

OPINION RE: LEGALITY

THE O'NEAL LAW FIRM, P.C.
668 North 44th Street, Suite 233
Phoenix, Arizona 85008
(602) 267-3855
(602) 267-7400 (fax)

OPINION OF COUNSEL AND CONSENT OF COUNSEL

TO: The Board of Directors
EMO Corporation

RE: Registration Statement on Form 1-A

Ladies and Gentlemen::

As counsel to EMO Corporation, a Nevada corporation (the "Company"), we have participated in the preparation of the Company's Registration Statement on Form 1-A filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the registration of 2,000,000 shares of the Company's $0.001 par value common stock on behalf of the Company's existing shareholders. As counsel to the Company, we have examined such corporate records, certificates and other documents of the Company, and made inquiries of such officers of the Company, as we have deemed necessary or appropriate for purposes of this opinion. Based upon such examinations, we are of the opinion that the shares of the Company's common stock, when issued in the manner set forth in the Registration Statement, will be validly issued, fully paid and non-assessable shares of the shares of the common stock of the Company. We hereby consent to the inclusion of this Opinion as an exhibit to the Registration Statement on Form 1-A filed by the Company and the reference to our firm contained therein.

Sincerely,

THE O'NEAL LAW FIRM, P.C.
Phoenix, Arizona

DATED: July31, 2003.